Exhibit 99(e)(12)

EFiled: Jun 13 2007 11:20AM EDT	[SEAL]
Transaction ID 15209491
Case No. 3019

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LEONARD GERSTLE C/F JEREMY GERSTLE, UGMA,

Plaintiff,
v.	Civil Action No.

BIOENVISION, INC., CHRISTOPHER B. WOOD, THOMAS S. NELSON, MICHAEL KAUFFMAN, ANDREW N. SCHIFF, STEVEN A. ELMS, JOSEPH P. COOPER, GENZYME CORPORATION and WICHITA BIO CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff alleges the following on information and belief except as to allegations pertaining to plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1.         This is a class action brought on behalf of the public shareholders of Bioenvision, Inc. (“Bioenvision” or the “Company”) against its directors and Genzyme Corporation (“Genzyme”) in connection with an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Genzyme, defendant Wichita Bio Corporation, has commenced a tender offer for $5.60 cash per Bioenvision share (the “Tender Offer”) followed by a merger (the “Merger”) for untendered shares. The object of the Tender Offer and the Merger is to enable Genzyme to acquire 100% ownership of Bioenvision (the “Buyout Transaction”).

2.         Plaintiff alleges that he and the other public shareholders of Bioenvision are entitled to seek to enjoin the Buyout Transaction, or alternatively, recover damages in the event the Buyout Transaction is completed.

THE PARTIES

3.         At all relevant times, Plaintiff has been and continues to be the owner of Bioenvision common stock.

4.         Bioenvision is a Delaware corporation with its principal executive offices at 345 Park Avenue, New York, New York 10154. Bioenvision’s primary focus is the acquisition, development, and marketing of compounds and technologies for the treatment of cancer. Bioenvision has a pipeline of products for the treatment of cancer, including: Evoltra® (also known as clofarabine), and Modrenal® (for which Bioenvision has obtained regulatory approval for marketing in the United Kingdom for the treatment of post-menopausal breast cancer following relapse to initial hormone therapy). Bioenvision is also developing anti-infective technologies, including the OLIGON® technology, an advanced biomaterial that has been incorporated into various FDA approved medical devices; and Suvus®, an antimicrobial agent currently in clinical development for refractory chronic hepatitis C infection.

5.         Defendant Genzyme purports to be one of the world’s leading biotechnology companies. Genzyme’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and diagnostic testing. Genzyme has exclusive marketing rights in North America to clofarabine and currently sells clofarabine as Clorar for treatment of pediatric acute lymphoblastic leukemia in the United States and Canada. Genzyme’s product line also includes Genzyme®, Myozyme®, Fabrazyme®, Cerezyme®, Thyrogen®, Renagel®, Thymoglobulin®, Lymphoglobuline®, Synvisc®, Campath®, Mozobil(TM),

Renvela(TM), and Hylastan(TM). Genzyme has knowingly aided and abetted the breaches of the individual defendants’ fiduciary duties alleged herein.

6.         Defendant Christopher B. Wood (“Wood”) is and has been the Company’s chairman of the Board of Directors (the “Board”) and Chief Executive Officer since January 1999. From January 1997 to December 1998, Wood was chairman of the board of Eurobiotech, Inc., a Delaware company. From March 1994 to January 1997, Wood was a specialist surgeon in the National Health Service in the United Kingdom. From April 1979 to March 1991, Wood was a specialist surgeon at The Royal Postgraduate Medical School, London, England. Wood holds an M.D. from the University of Wales School of Medicine and the Fellowship of the Royal College of Surgeons of Edinburgh.

7.         Defendant Thomas S. Nelson (“Nelson”) is and has been a member of the Board since May 1998. Nelson served as the Company’s Chief Financial Officer from May 1998 to September 2002. From 1996 to 1999, Nelson served as the director of finance of the management board of the Royal & Sun Alliance Insurance Group. From 1991 to 1996, Nelson served as group finance director of the main board of Sun Alliance Insurance Group. He has served as chairman of the United Kingdom insurance industry committee on European regulatory, fiscal and accounting issues. He has also worked with Deloitte in Paris and as a consultant with PA Consultants Management. Nelson is a member of the Institute of Chartered Accountants of Scotland and a fellow of the Institute of Cost and Management Accountants. Nelson holds a B.A. degree from Cambridge University.

8.         Defendant Michael Kauffman (“Kauffman”) is and has been a member of the Board since January 2004. Kauffman is currently the president and chief executive officer of Predix Pharmaceuticals. Prior to that he was the vice president, medicine, and Proteasome

Inhibitor (VELCADE™) Program Leader at Millennium Pharmaceuticals Inc. Prior to that, Kauffman held senior positions at Millennium Predictive Medicine, Inc., as co-founder and vice president of Medicine, and at Biogen Corporation. Kauffman received his M.D. and Ph.D. (molecular biology and biochemistry) at Johns Hopkins and his postdoctoral training at Harvard University. He is board certified in internal medicine, and has over 10 years of experience in drug discovery and development.

9.         Defendant Andrew N. Schiff (“Schiff”) is and has been a member of the Board since May 2002. Schiff currently serves as a managing director of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, LP (the “Soros Fund”). Over the last 10 years, Schiff has practiced internal medicine at The New York Presbyterian Hospital where he maintains his position as a Clinical Assistant Professor of Medicine. Schiff also serves as a director of Adams Respiratory Therapeutics, Inc.

10.       Defendant Steven A. Elms (“Elms”) is and has been a member of the Board since May 2002. Elms serves as a managing director of Perseus-Soros Management, LLC, an affiliate of the Soros Fund, LP. For five years prior to joining Perseus-Soros, Elms was a principal in the Life Science Investment Banking Group of Hambrecht & Quist (now J.P. Morgan H&Q). Elms also serves as a director of Adams Respiratory Therapeutics, Inc.

11.       Perseus-Soros Biopharmaceutical Fund, LP. beneficially owns approximately 13% of the outstanding shares of Bioenvision. The Soros Fund has entered into a voting agreement, dated May 29, 2007, giving Genzyme an “irrevocable proxy” to “vote any shares of Common Stock of the Company [owned by the Soros Fund]... for the adoption and approval of the Merger Agreement.” The voting agreement also requires the Soros Fund to tender its

Bioenvision securities “no later than five business days following the commencement” of the Tender Offer.

12.       Defendant Joseph P. Cooper (“Cooper”) is and has been a member of the Board since October 6, 2006. Cooper currently serves as Executive Vice President, Corporate and Product Development of Medicis Pharmaceutical Corporation (“Medicis”), a position he has held since July 2006. From January 2001 to July 2006, Cooper served as Executive Vice President, Corporate Development, for Medicis, and from February 1996 to January 2001, Cooper served as Senior Vice President, Manufacturing and Distribution, for Medicis. Prior to that, he held management positions with Schein Pharmaceuticals, Inc. and G.D. Searle.

13.       By virtue of their positions as directors and/or officers of Bioenvision, the Individual Defendants owed and owe Bioenvision’s public shareholders fiduciary obligations and were, and are, required to: (a) act in furtherance of the best interests of Bioenvision’s stockholders; and (b) maximize stockholder value in a sale of the Company; and (c) refrain from abusing their positions of control.

CLASS ACTION ALLEGATIONS

14.       Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Court of Chancery, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

15.       This action is properly maintainable as a class action.

16.       The Class is so numerous that joinder of all members is impracticable. There are approximately 55 million shares of Bioenvision common stock outstanding, held by thousands of Bioenvision stockholders who are members of the Class.

17.       There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public stockholders of the Company contrary to Delaware law; (c) whether Genzyme has aided and abetted the Individual Defendants’ breaches of their fiduciary duties to plaintiff and the Class; and (d) whether the Class is entitled to injunctive relief and/or damages as a result of defendants’ wrongful conduct.

18.       Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

19.       The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

20.       Bioenvision and Genzyme share marketing rights to clofarabine, which is sold under the trade names Evoltra (in Europe by Bioenvision) and Clorar (in North America by

Genzyme). Bioenvision’s website contains the following description of the rights to market clofarabine:

Bioenvision holds an exclusive worldwide license for clofarabine (outside Japan and Southeast Asia) and an exclusive, irrevocable option to develop, market and distribute clofarabine for all human applications in Japan and Southeast Asia. Bioenvision granted an exclusive sublicense to Genzyme to co-develop clofarabine for cancer indications [including leukemia] in the US and Canada. Genzyme is commercializing clofarabine for certain cancer indications in the US and Canada under the brand name Clolar®. Bioenvision holds an exclusive license in the US and Canada for all non-cancer indications. Bioenvision originally obtained clofarabine development and commercialization rights under patents held by Southern Research Institute.

21.       Clofarabine has only been approved for the treatment of acute lymphoblastic leukemia (“ALL”) in pediatric patients in the United States, Canada and Europe.

22.       Because Evoltra’s approval in Europe is limited to the treatment of ALL in pediatric patients, Bioenvision continues to seek additional European regulatory approval which would allow Evoltra to be used for additional cancers. Bioenvision is seeking approval to market Evoltra for other types of leukemia. Evoltra is currently in late-stage European clinical trials for approval to treat acute myeloid leukemia (“AML”) in adults. Based on a typical timeline for review by the European Medicines Agency, analysts expect the drug to be approved by late 2007. Bioenvision shares are expected to substantially increase in value if the European Medicines Agency approves Evoltra for use in adult AML patients.

23.       Genzyme has exclusive rights in North America to market clofarabine for treatment of leukemia and other cancers and currently markets clofarabine to pediatric ALL patients in the United States and Canada under the trade name Clolar. In 2006 Genzyme announced Phase 2 and Phase 3 clinical trials studying the efficacy of clofarabine in the treatment of adult AML patients.

24.       Both Genzyme and Bioenvision are attempting to develop clofarabine for use in the treatment of other cancers and illnesses, including solid tumors.

25.       On April 2, 2007, Bioenvision announced a secondary direct offering of 8 million shares at $3.75 per share, a discount to the closing price of $4.09 per share on the day prior to this announcement. This offering, at a below market price caused Bioenvision’s share price to decline to $3.76 per share. According to Bioenvision’s management, the proceeds of the secondary offering were to finance efforts for product development.

The Agreement

26.       On May 29, 2007, Genzyme and Bioenvision announced that they had entered into the Merger Agreement, and that Genzyme, through a wholly-owned subsidiary, was initiating a Tender Offer to acquire the outstanding shares of Bioenvision for $5.60 in cash per common share.

27.       The Tender Offer will last through July 2, 2007, and may be extended up to ten business days at the discretion of Genzyme.

28.       Bioenvision’s directors, the Individual Defendants, have recommended that the public shareholders tender their shares. The Individual Defendants obtained an opinion from their financial advisor, UBS, that the Buyout Transaction is fair. Bioenvision has agreed to pay UBS a $3.1 million fee, but $2.3 million of that fee is contingent upon the consummation of the Buyout Transaction.

29.       The Individual Defendants, the executive officers of Bioenvision, and the Soros Fund have entered into voting agreements to tender their shares, warrants and vested options, to Genzyme in the Tender Offer. According to the SC 13D filed by Genzyme on June 8, 2007, the securities owned by the persons and entities who have entered into these voting agreements constitute 24.3% of all Bioenvision common stock outstanding.

30.       As described in the SC 14D9, section 5.2 of the Merger Agreement requires “Bioenvision to cease all existing solicitations, initiations, encouragements, discussions, negotiations and communications with persons or entities with respect to any offer or proposal or potential offer or proposals” to any competing merger or buyout transaction.

31.       Pursuant to Section 8.2(b) of the Merger Agreement, Bioenvision has further agreed to pay Genzyme a $9 million termination fee in the event that the Buyout Transaction is not consummated.

32.       The Buyout Transaction is structured such that if 90% of Bioenvision shares are acquired by Genzyme in the Tender Offer, Genzyme will complete its acquisition of the Company in a second-step, short-form merger.

33.       Pursuant to Section 1.10 of the Merger Agreement, Bioenvision has granted Genzyme a “Top-Up Option” to help Genzyme consummate a short-form merger in the event that less than 90% of Bioenvision shares are tendered. The Top-Up Option provides that if 85% of Bioenvision’s shares are tendered, then Bioenvision will issue new outstanding shares to Genzyme such that Genzyme will own 90% of the Company and can effect a short-form merger pursuant to Delaware Law.

34.       Defendants’ May 29, 2007 announcement that the $5.60 price per share represented a 50% premium - was misleading because the 20-day average closing price of Bioenvision stock prior to May 29, 2007 was $4.04, which amounts to only a 38% premium. In addition, the premium is only 23% when compared to Bioenvision’s closing share price of $4.51 on May 23, 2007, the last trading day prior to increased trading volume, which appears to be partly attributable to leakage of news of the impending transaction. Factoring in prices prior to the April 2, 2007 secondary offering make clear that on a historical basis there is no premium at all: Bioenvision’s stock traded at $6.41 on September 6, 2006 and as high as $9.18 in September 2005.

35.       Just hours after Genzyme announced that it had reached an agreement to buy Bioenvision, investor Steven Rouhandeh of SCO Capital Partners LLC sent a fax to Bioenvision’s Board calling it an “ill-timed” deal that didn’t fairly value the Company. Rouhandeh’s firm owns approximately 7 million shares of Bioenvision, or 13% of the Company. Rouhandeh’s letter to the Board stated:

We are writing to express our dissatisfaction with today’s announcement of a buyout for $5.60 per share on the grounds that the offer does not adequately reflect the long-term value of Bioenvision’s drug pipeline. Given that the Company just completed a dilutive financing in order to finance the completion of additional clinical trials for Evoltra, this deal seems particularly ill-timed. Additionally, the timing of the sale, potentially just months before an Evoltra approval in adult AML, where Genzyme recently publicly stated “the drug is showing dramatic complete response rates” seems suboptimal. The Company just traded off a 52-week low, so it seems odd that buyout negotiations would be taking place in this time-frame. We currently oppose the deal.

36.       Rouhandeh wrote to the Bioenvision directors again on June 5, 2007, and expressed additional concerns about the process and disclosures relating to the Buyout Transaction:

(a)       That Bioenvision’s “management has disclosed that the regulatory process in Europe is on-track, and in fact better than expected” with regard to approval of Evoltra in adult AML patients;

(b)       That the deal is timed when “Bioenvision stock is trading near a four year low, exacerbated by an ill-timed and extremely dilutive public equity offering”:

(c)       The valuation fails to account for clofarabine’s potential “in a variety of other indications”; and

(d)       Rouhandeh questions the Soros Fund’s role in brokering the Buyout Transaction with Genzyme, stating that the Soros Fund’s “cost basis in Bioenvision is likely to be substantially lower than most common stock shareholders.”

37.       The transaction with Genzyme is also the product of Genzyme’s dominant position over Bioenvision. As a result of the licensing agreement between Bioenvision and Genzyme, Genzyme is in possession of material non-public information about the value of clofarabine. Genzyme can use this leverage (including data from its CLASSIC II study on the efficacy of clofarabine in the treatment of adult AML - which it has refused to share with Bioenvision), in its negotiations with Bioenvision. Genzyme’s dominant position over Bioenvision also acts to forestall potential third-party bidders in the pharmaceutical industry from acquiring Bioenvision, as they would be bidding against a rival with superior information to acquire a company that would still have to share development of clofarabine with Genzyme - a competitor.

38.       By reason of their positions with the Company, the Individual Defendants are in possession of material non-public information concerning the financial condition and prospects of the Company, especially the true value and expected increased future value of the Company and its assets, which they have not adequately disclosed to the Company’s public stockholders. Similarly, Genzyme through its joint venture with Bioenvision for the marketing of clofarabine, is in possession of material non-public information concerning the financial condition and prospects of the Company, which has not been adequately disclosed to the Company’s public stockholders.

39.       The Individual Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, and failing to adequately assess the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class. The Individual Defendants have failed to disclose the following material information in the Tender Offer documents made available to Bioenvision’s shareholders, including, without limitation, the following:

(a)       Defendants have not disclosed pertinent information as to why the April 4, 2007 secondary offering was completed in light of the ongoing negotiations with Genzyme. Given that the additional capital would not be needed in the event the Buyout Transaction was concluded, and the dilutive effect of the offering, additional information is required;

(b)       No information has been provided concerning the valuation for the April 4, 2007 stock offering. That offering at a below-market price depressed Bioenvision’s share price and allowed Genzyme to pursue the Tender Offer at a lower premium;

(c)       There is no data or information in the Tender Offer documents concerning the prospects for approval of Evoltra, Clolar, or other Bioenvision compounds, to be marketed to the public. The lack of such data makes it impossible to evaluate Bioenvision’s value and future business prospects;

(d)       The Company’s SC 14D9, makes several references to a “strategic planning process” involving a “third party” but provides no information about what that process involved, what the objectives were, who the third party was, or what conclusions or findings were made by this “third party”;

(e)       The SC 14D9 mentions that, in May 2007, negotiations with a potential acquirer of Bioenvision, “Company E,” broke down as a result of “a number of due diligence concerns” but provides no information about what those concerns were or whether any attempt was made to resolve them;

(f)        There is no discussion as to whether the Company’s purported “market check” involved discussions with any private equity or leveraged buyout firms, which have been extremely active in going-private transactions;

(g)       The SC 14D9 states that in “early November 2006” Bioenvision received an indicative offer from Company A to acquire Bioenvision for $6.25 to $6.75 per share, but that the transaction was not consummated due to “risks associated with regulatory strategy and commercialization prospects.” No information is provided of whether alternative terms or values were discussed with Company A in order to consummate a transaction;

(h)       There is no information concerning the basis of UBS’ opinion to the Individual Defendants; there is no information concerning what financial analyses, if any, UBS conducted, including (i) what UBS concluded was the fair value or range of fair value for Bioenvision shares, (ii) whether UBS did a premium analysis of the premium offered in the Buyout Transaction and what the results of that analysis were, (iii) whether UBS conducted a discounted cash flow analysis of Bioenvision, and what projections, multiples and terminal values were used in conducting that analysis and what value that analysis implied, and, (iv) whether UBS conducted a review of pricing multiples involving comparable transactions, and what pricing multiples were implied by those transactions and what the transactions were;

(i)        In its Tender Offer materials, Genzyme says that “prospects for approval of clofarabine in the adult AML indication could be enhanced by having access to the data generated from Genzyme’s CLASSIC II study being conducted to support U.S. approval” but that Genzyme believes that “Bioenvision has no rights to access this data.” There is no further disclosure about the prospects for U.S. approval, the prospects for European approval, the timing of such approvals, or the impact of such approvals, or whether there were any discussions or negotiations concerning whether, absent the Buyout Transaction, Genzyme would provide Bioenvision with access to this data or whether Bioenvision sought such data in connection with the negotiations surrounding the Buyout Transaction;

(j)        In the discussion of the events leading to the Buyout Transaction, defendants disclose that Genzyme approached Dennis Purcell, a manager of the Soros Fund, in “early 2007” to discuss a possible transaction with Bioenvision. No further disclosure or details concerning these events is provided and it is unclear why, given the prior record of negotiations between Bioenvision and Genzyme (relating to both the licensing agreements and potential business combinations), Purcell was approached by Genzyme and whether any details of an offer were communicated;

(k)       On May 25, 2007, Bioenvision announced that it had amended its Co-Development Agreement with Southern Research Institute (“SRI”) on May 24, 2007. SRI is the inventor of clofarabine and the Co-Development Agreement provides Bioenvision with certain rights to that compound and certain royalties to SRI. The May 24, 2007 amendment to the Co-Development Agreement relates to the financial elements. There is no disclosure in the defendants’ public filings regarding the impact of the amendments to the agreement with SRI or what analysis or evaluation was made with respect to this amendment.

40.       Genzyme will acquire Bioenvision without having paid full value for the Company. Bioenvision’s future profits are also poised for growth as Bioenvision is expecting its flagship drug, Evoltra, to be approved for sale to a new group of customers, thereby substantially increasing revenue. A February 17, 2007 article from TheStreet.com noted that the European market for adult AML patients alone was approximately $100 million.

41.       In addition, Bioenvision’s financial results were already showing an extraordinary increase in revenue. For instance, on May 8, 2007, 20 days before the announcement of the Buyout Transaction, the Company announced its financial results for the third quarter ended March 31, 2007. The Company reported an $8.8 million increase in revenue for the nine months ended March 31, 2007, which amounts to a 251% increase when compared to the Company’s revenue for the nine months ended March 31, 2006. Bioenvision stated that the 251% increase in revenue was due to increased Evoltra sales in Europe along with an increase in license and royalty revenue.

42.       The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their agreement with Genzyme without making sufficient effort to ascertain the transactional value of the Company.

43.       The per share consideration of $5.60 in cash to be paid to Class members pursuant to the Buyout Transaction is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the Company is materially in excess of $5.60 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future; and (b) the $5.60 per share price offers an inadequate premium to the public stockholders of the Company. Specifically,

(a)       although the buyout price represents a 23% premium over Bioenvision’s closing share price of $4.51 on May 23, 2007, it is a discount to the Company’s 52-week share price high of $6.41 on September 6, 2006;

(b)       UBS, is not independent and has the financial incentive to recommend the transaction, because UBS will receive a $2.3 million contingent fee in the event the transaction is consummated;

(c)       the Company is poised to increase its revenues as a result of the expansion of its flagship product, and its stock price is expected to substantially increase; and

(d)       Bioenvision announced on May 25, 2007 that it had entered into an amendment to the agreement with SRI which provides more favorable royalties than the prior co-development agreement.

44.       As a result of Defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

45.       Defendant Genzyme has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of Bioenvision’s public shareholders. Indeed, the proposed Buyout Transaction could not take place without the active participation of Genzyme. Furthermore, Genzyme and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched if the Buyout Transaction is consummated.

46.       Unless the proposed Buyout Transaction is enjoined by the Court, the Individual Defendants, aided and abetted by Genzyme, will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will consummate the Buyout Transaction to the irreparable harm of plaintiff and the members of the Class.

47.       Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(A)      declaring this to be a proper class action and certifying plaintiff as the class representative and plaintiff’s counsel as class counsel;

(B)       enjoining, preliminarily and permanently, the Buyout Transaction complained of herein;

(C)       to the extent, if any, that the Buyout Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;

(D)      directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

(E)       awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

(F)       granting such other further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

845 Third Avenue

New York, NY 10022

(212) 759-4600

LAW OFFICES OF JAMES V. BASHIAN, P.C.

500 Fifth Avenue Suite 2700

New York, NY 10010

(212) 921-4110